SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2004

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

Press Release

OTI AND SST SIGNS VAR AGREEMENT TO DEPLOY OTI’S CONTACTLESS
PAYMENT READERS IN SPORTS VENUES AND RETAILERS AS PART OF
SST’S POWERPAY SOLUTION

Cupertino, CA –August 19, 2004 – On Track Innovations Ltd, (OTI) (NASDAQ: OTIV; Prime Standard [Frankfurt]: OT5), a global leader in contactless microprocessor-based smart card solutions for homeland security, micropayments and petroleum payments, announced today that it has signed a VAR agreement with Smart System Technologies, Inc. (SST), to deploy OTI’s Saturn 5000 readers at sports venues and retailers in the United States as part of SST’s PowerPay solution.

SST’s “PowerPay” solution is a contactless payment and coalition marketing system targeted at merchants and sports teams and is installed at the Detroit Lions-Ford Field, Philadelphia Eagles-Lincoln Financial Field and Seattle Seahawks-Qwest Field.

PowerPay allows consumers to enjoy an easy, secure, cashless and contactless transaction that’s completed in as little as three seconds. PowerPay may be linked free-of-charge by consumers to any of their existing credit cards or checking accounts. Consumers wave a PowerPay tag in front of a PowerPay-enabled OTI Saturn 5000 reader, which uses radio frequency identification (RFID) technology to “read” the tag. Merchants and sports teams can then deliver automatic rewards to consumers at the moment of the transaction.

Ohad Bashan, President of OTI America said, “Together with Smart System Technologies, OTI expects to expand its contactless payment solutions to gain additional ground in the United States. The speed and convenience of the contactless card program is a natural for sports fans who don’t want to miss the action while standing in concession lines.”

“PowerPay rewards customer loyalty, increases consumer satisfaction, strengthens brand equity and enables strong promotional platforms on local and national levels,” Mark Johnson, CEO of Smart System Technologies, said. “We are pleased to partner with OTI in bringing the PowerPay solution to the market.”

About OTI
Established in 1990, OTI (NASDAQ: OTIV, Prime Standard: OT5) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, micropayments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the prestigious ESCAT Award for smart card innovation in both 1998 and 2000. Major clients include: MasterCard International, Atmel, BP, Scheidt & Bachmann, EDS, Repsol and the Government of Israel. For more information on OTI, visit www.otiglobal.com.

2

About Smart System Technologies, Inc.
Founded in 2003, Smart System Technologies, Inc. (SST) is a private company based in New York City. Led by a management team comprised of senior executives from the marketing, technology, financial services, entertainment and sports industries, and funded by leading venture firms, the company focuses on creating marketing and financial systems solutions for global and national organizations and companies. Its PowerPay cashless payment and CRM system, launched nationally in 2004, provides a quick and rewarding cashless payment experience to consumers, and a powerful marketing tool to sports properties, venues and retailers. For more information about SST and PowerPay, visit www.PowerPayIt.com.

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.
This press release and other releases are available on www.otiglobal.com and www.portfoliopr.com

OTI Contact:	Agency Contacts:	SMART System Technologies:
Galit Mendelson	Paul Holm	Howard Schacter
Director of Corporate Communication	PortfolioPR	Public Relations
212-421-0333	212-736-9224	(212) 260-8700 x158
Galit@otiglobal.com	pholm@portfoliopr.com	howard@mktgpartners.net

3

SIGNATURES

                   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) BY: /S/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: August 19th, 2004

4